Radnor Corporate Center
Building One, Suite 200
PO Box 6660
100 Matsonford Road
Radnor, PA 19087
610.386.1700

via EDGAR
August 18, 2011
Mr. John Reynolds
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	VWR Funding, Inc.
Form 10-K for Fiscal Year Ended December 31, 2010 Filed February 25, 2011 File No. 333-124100
Dear Mr. Reynolds:
We respectfully submit this letter in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in a letter dated July 21, 2011, relating to the above-referenced Form 10-K for the fiscal year ended December 31, 2010 (the “Form 10-K”). Set forth below are the comments of the Staff (in italics) contained in the letter and immediately below each comment is our response with respect thereto.
Form 10-K for Fiscal Year Ended December 31, 2010
Management’s Discussion and Analysis, page 19
Liquidity and Capital Resources, page 29
1.	Tell us how you considered providing liquidity disclosures to discuss the potential tax impact associated with the repatriation of undistributed earnings of foreign subsidiaries. In this regard, provide us with the amount of investments that are currently held by your foreign subsidiaries. If material to your liquidity position, please also provide us with and confirm in future Exchange Act filings you will disclose the impact of repatriating the undistributed earnings of foreign subsidiaries.
In response to the Staff’s comment, we note that as stated in Item 303(a)(1) of Regulation S-K, a company should “identify any known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in the registrant’s liquidity increasing or decreasing in any material way.” The Company has disclosed that it has approximately $396.5 million of cumulative undistributed earnings of foreign subsidiaries and that we consider these earnings permanently reinvested. (See Note 9(d) Other Matters to the Consolidated Financial Statements in the 2010 Form 10-K.) We believe that it is appropriate not to disclose the potential tax impact to liquidity associated with the repatriation of undistributed earnings of those foreign subsidiaries or the specific amount of investments currently held by those foreign subsidiaries, as we have no intention in the foreseeable future of distributing any of our cumulative earnings to the parent company in the U.S., and as such, there should be no tax impact. As a result, we respectfully submit that no additional disclosure on the impact to liquidity is required.

We have disclosed that the cumulative undistributed retained earnings of our subsidiaries at December 31, 2010, of approximately $396.5 million, is permanently reinvested and deferred income taxes have not been provided. At December 31, 2010, the Company’s foreign subsidiaries had approximately $130.4 million of cash and cash equivalents on hand. In support of our contention that foreign earnings will not be remitted, the principal difference between our unremitted earnings and available foreign cash is attributable to acquisitions, capital expenditures and investment in working capital, all of which represents permanent investment outside the United States. Further, we believe that cash and cash equivalents held by our foreign subsidiaries are likely to be expended in support of our foreign operations and to fund ongoing acquisition activity.
Note 9 — Income Taxes, page 61
Income Tax Provision (Benefit), page 61
2.	If geographic disaggregation of the total amount of foreign pre-tax income would be material to an investor’s understanding of your operations, please revise to provide that information in future filings for all periods and provide us with a draft of the disclosure based on the information in the 2010 Form 10-K.
Although the Company operates in 25 countries worldwide, we do not believe that further disaggregation in greater detail than that already provided in Note 9 (a) Income Tax (Provision) Benefit to the Consolidated Financial Statements in the 2010 Form 10-K, or Note 15 Segment and Geographical Financial Information to the Consolidated Financial Statements in the 2010 Form 10-K, would be material to an investor’s understanding of our operations. We do not manage and evaluate our business on a specific jurisdictional basis. We believe adequate detail regarding foreign pre-tax income is already provided and is sufficient for an investor’s understanding of our operations.
Other Matters, page 64
3.	Tell us and disclose in future filings the amount of unrecognized deferred tax liabilities related to the cumulative undistributed earnings of foreign subsidiaries. Please also describe the factors that are considered in the periodic determination of whether the undistributed earnings are permanently invested.
Due to our stated intention to permanently reinvest these foreign earnings, we have not analyzed the tax costs associated with the various alternatives potentially available to repatriate earnings.
We consider the following factors in our periodic determination of whether the undistributed earnings are permanently invested:
•	The ability of our U.S. businesses to produce adequate cash flow to meet operating requirements;

•	The availability of credit facilities to augment U.S. cash flow as needed;
•	The pipeline of proposed and potential acquisition targets outside the United States (note that we have made acquisitions outside the United States in excess of $100 million since December 31, 2007); and
•	Working capital and capital expenditure needs of foreign subsidiaries.
The Company believes that the calculation of the unrecognized deferred tax liability related to undistributed foreign earnings is impractical for the following reasons:
•	There are many alternatives that exist to facilitate a repatriation of foreign funds, some of which may change in the future as facts and circumstances change, and all of which have varying tax costs;
•	There is a significant amount of uncertainty with respect to the tax impact of the remittance of these earnings due to the fact that certain distributions received from our foreign subsidiaries may bring additional foreign tax credits, which may ultimately reduce our domestic tax cost of the distribution;
•	A significant portion of the undistributed foreign earnings is not represented by liquid assets. As a result, it is not practical to repatriate these earnings or determine how much can be repatriated because a repatriation of these earnings may require reorganizing or liquidating businesses, which may likely result in a change to the un-repatriated earnings and associated tax costs; and
•	Significant judgment is required to analyze any additional local withholding tax and other indirect tax consequences that may arise due to the distribution of these earnings.
Executive Compensation, page 96
4.	You have not provided a quantitative discussion of all of the terms of the necessary targets to be achieved for your named executive officers to earn their performance-based cash incentive compensation. For example, we note the specific business unit Internal EBITDA targets that are used to determine half of the 60% weighting for Messrs. Malenfant, Brocke-Benz and Wu. Please confirm that you will disclose in future filings the specific performance targets used to determine incentive amounts or provide a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K. Provide us with draft disclosure.
We advise the Staff that in future filings we will continue to include a quantitative discussion of the terms of the performance targets set for our named executive officers to earn their performance-based cash incentive compensation to the extent such terms are material and not confidential. As discussed below, we further advise the Staff that we do not intend to provide a quantitative discussion of the terms of our performance targets that are not material and/or are confidential and that we believe are appropriately omitted pursuant to Instruction 1 to Item 402(b) of Regulation S-K and/or Instruction 4 to Item 402(b) of Regulation S-K. In future filings, to the extent we omit performance targets based on Instruction 4 to Item 402(b) of Regulation S-K, we will continue to disclose how difficult it would be for the named executive officer, or how likely it will be for us, to achieve the undisclosed performance targets.

For 2010, each of our named executive officers received cash bonus awards based on the following factors:
•	Year-over-year growth in “Internal EBITDA” (as defined in the Form 10-K) and, in the case of Messrs. Malenfant, Brocke-Benz and Wu, year-over-year growth in Internal EBITDA of the respective business units they manage;
•	Year-over-year growth in sales;
•	Year-over-year growth in the percentage of sales that are comprised of private label sales;
•	Year-over-year improvements in or maintenance of various working capital metrics; and
•	Various strategic objectives, including safety goals and individual performance goals.
Our position with respect to the quantitative disclosure of each of these performance targets is discussed in sequence below.
Growth in Enterprise-Wide Internal EBITDA/Business Unit Internal EBITDA
In accordance with Item 402(b) of Regulation S-K, we disclosed in the Form 10-K that the performance objective for year-over-year growth in enterprise-wide Internal EBITDA was 10%. We also disclosed that our actual Internal EBITDA for 2009 was $354.5 million so investors would understand the starting point for the measurement. We then disclosed that actual year-over-year growth in Internal EBITDA was 5.63%. We also disclosed that this objective was given a 60% weighting in the total potential bonus award to Messrs. Ballbach and Cowen, and a 30% weighting in the total potential bonus award to Messrs. Malenfant, Brocke-Benz and Wu.
We further disclosed that 30% of the weighting for the total potential bonus award to Messrs. Malenfant, Brocke-Benz and Wu was based on Internal EBITDA for the respective business units they manage. Pursuant to Instruction 4 to Item 402(b) of Regulation S-K, we did not disclose the quantitative target for Internal EBITDA for each of those business units as we concluded those targets were confidential and their disclosure would result in competitive harm to the Company. Consistent with Instruction 4, we did disclose that the business unit Internal EBITDA targets were set at challenging, but achievable levels.
Omission of certain performance targets is appropriate under the established standards for defining confidential commercial or financial information, the disclosure of which would cause competitive harm. Specifically, we believe that the business unit Internal EBITDA targets are within the scope of “nonpublic matters” as provided in 17 C.F.R. § 200.80(b), and, if made publicly available, would “[d]isclose trade secrets and commercial or financial information obtained from a person . . . [that are] privileged or confidential...” Id. § 200.80(b)(4).

The Freedom of Information Act, 5 U.S.C. § 552 (“FOIA”), contains nine exemptions to its general policy mandating the broad disclosure of government documents. G.C. Micro Corp. v. Defense Logistics Agency, 33 F.3d 1109, 1112 (9th Cir. 1994). Section 552(b)(4) (“Exemption Four”) exempts the disclosure of information that is (1) financial or commercial, (2) was obtained from a person outside the government and (3) is privileged or confidential. See National Parks and Conservation Ass’n v. Kleppe, 547 F.2d 673 (D.C. Cir. 1976) and National Parks and Conservation Ass’n v. Morton, 498 F.2d 765 (D.C. Cir. 1974) (together, “National Parks”). See also Westchester Gen. Hosp., Inc. v. Dep’t of Health, Education and Welfare, 434 F. Supp. 435, 437 (M.D. Fla. 1977); Miami Herald Pub. Co. v. United States Small Bus. Admin., 670 F.2d 610 (5th Cir. 1982); State of Utah, et al. v. United States Dep’t of the Interior, 256 F.3d 967 (10th Cir. 2001); Contract Freighters, Inc. v. Sec’y of United States Dep’t of Transp., 260 F.3d 858 (8th Cir. 2001).
We believe that the business unit Internal EBITDA targets, which are based on our financial and operational budgets and goals, are ordinarily understood to be “financial” or “commercial” in nature. Information is “commercial” if it relates to commerce or has been compiled in pursuit of profit. See American Airlines, Inc. v. National Mediation Board, 588 F.2d 863, 870 (2d Cir. 1978). The performance targets are “commercial” because they are directly derived from our strategic business and financial goals and they directly relate to our commercial performance. The performance targets would be supplied by a person outside the government, since we are a “person,” as that term is defined in 5 U.S.C. § 551(2). In our view, the performance targets are also “confidential” for purposes of Exemption Four, because we treat the performance targets as confidential, have not disclosed these targets publicly in the past and do not plan to disclose these targets publicly in the future.
The Second Circuit in Continental Stock Transfer & Trust Co. v. SEC, 566 F.2d 373, 375 (2d Cir. 1977) applied a test formulated by the D.C. Circuit Court to determine whether information is “privileged or confidential” for the purposes of satisfying Exemption Four. Under this test, in order that information be considered confidential, it “must have the effect . . . of causing substantial competitive harm to the competitive position of the person from which such information was obtained.” Id. at 375 (citing Charles River Park “A,” Inc. v. Dep’t of Housing and Urban Development, 519 F.2d 935, 940 (D.C. Cir. 1975)); see also National Parks. In demonstrating the requisite level of competitive harm to justify nondisclosure, “it is not necessary to show actual competitive harm. Actual competition and the likelihood of substantial competitive injury is all that need be shown.” Gulf & Western Indus. Inc. v. United States, 615 F.2d 527, 530 (D.C. Cir. 1979).
We operate in the highly competitive global laboratory supply business. We treat our operational and financial plans as confidential as they are based upon and reflect our internal expectations, goals and the key components of achieving our desired level of success in a given year. With access to our business unit Internal EBITDA targets, our competitors would be able to determine which geographic markets we have targeted for growth and, based on the level of growth we are targeting, whether we anticipate that growth to be organically generated or to result from our acquisition efforts. Our competitors would then have a basic roadmap of our competitive strategy and insight they otherwise would not have into potential new markets and how much market share we believe we can capture. Competitors can use this information to try to bring products to market before us, or launch aggressive campaigns to try to match or achieve greater penetration in our target geographic markets.

In addition, we are dependent on the services of our senior executives. We believe that disclosure of our business unit Internal EBITDA targets would facilitate efforts by our competitors to solicit these key employees to leave the Company. A competitor with knowledge of specific performance targets for a previous year could infer that the targets would generally remain intact the following year. Using the previous year as a guideline, and monitoring our financial performance through our public filings, a competitor would be able to solicit our top management for employment by offering compensation determined on the basis of the difficulty and/or likelihood of our meeting these performance targets. We have assumed this risk with respect to certain performance targets that we have disclosed pursuant to the requirements of Item 402(b) of Regulation S-K, but we view the risk with respect to the leaders of our key business units as significantly greater. Consequently, we believe the disclosure of the quantitative targets for business unit Internal EBITDA is not required pursuant to Instruction 4 to Item 402(b) of Regulation S-K.
Growth in Sales
In accordance with Item 402(b) of Regulation S-K, we disclosed in the Form 10-K that the performance target for year-over-year growth in sales was 6.6%. We also disclosed that this objective was given a 10% weighting in the total potential bonus award for each named executive officer.
Growth in Percentage of Private Label Sales
In accordance with Item 402(b) of Regulation S-K, we disclosed in the Form 10-K that the performance target for year-over-year growth in the percentage of sales that are comprised of private label sales was 1.0% and that private label sales growth was required to be positive. We also disclosed that this objective was given a 10% weighting in the total potential bonus award for each named executive officer.
Working Capital Metrics/Various Strategic Objectives
We disclosed in the Form 10-K that improvements in or maintenance of various working capital metrics was given a 10% weighting in the total potential bonus award for each named executive officer. We also disclosed in the Form 10-K that various strategic objectives, including safety goals and individual performance goals, was given a 10% weighting in the total potential bonus award for each named executive officer. We did not believe that providing the specific quantitative target for each of these metrics and objectives would be material to investors and, consistent with Instruction 1 to Item 402(b) of Regulation S-K, did not disclose those targets. In reaching that conclusion, we evaluated whether the specific quantitative targets would be considered significant to a reasonable investor or significantly alter the “total mix” of information available to investors. See TSC Indus., Inc. v. Northway, Inc., 426 U.S. 438 (1976) and Basic Inc. v. Levinson, 485 U.S. 224 (1988). The working capital metrics and strategic objectives are of a granular, discrete nature, the level of detail of which is not disclosed in our financial statements and, in some cases, are not even financial measures. An investor therefore has no context by which to judge the appropriateness of the targets or the degree of difficulty in achieving them. Given the relatively low weighting of these factors in the bonus calculation and that the targets have little meaning outside the context of our detailed operating plans, we continue to believe that providing these quantitative targets to investors would not be meaningful.

Even if the targets for the various working capital metrics and strategic objectives were deemed to be material, we would not disclose the targets as they are confidential and their disclosure would be competitively harmful to the Company. In such case, the targets would be excluded pursuant to Instruction 4 to Item 402(b) of Regulation S-K on the basis discussed above under “Growth in Enterprise Wide Internal EBITDA/Business Unit Internal EBITDA.”
5.	We note the discretionary award of $29,000 to Mr. Brocke-Benz. It is unclear why this discretionary award was included in the non-equity incentive plan compensation column, rather than the bonus column. Please confirm that you will disclose such discretionary awards in the bonus columns in future filings or advise. Provide us with draft disclosure.
The bonus award to Mr. Brocke-Benz was paid pursuant to the discretionary authority delegated to our Compensation Committee under our cash incentive plan. Accordingly, we treated the bonus as paid under that plan and reported it in the “non-equity compensation plan” column of the Summary Compensation Table. We advise the Staff that in future filings we will disclose such discretionary awards in the bonus column of the Summary Compensation Table. The disclosure would be as follows:

Change in
Pension Value
and
Nonqualified
						Non-Equity	Deferred
						Incentive Plan	Compensation	All Other
		Salary	Bonus	Stock	Option	Compensation	Earnings	Compensation
Name and Principal Position	Year	(1)($)	($)	Awards ($)	Awards ($)	(2)($)	(3)($)	(4)($)	Total ($)

Manuel Brocke-Benz	2010	409,693	29,000	—	—	207,047	239,021	14,224	898,985
Senior Vice President and Managing Director of Europe, Lab Distribution and Services
Exhibits
6.	We note that Exhibits 4.1(a), 4.2(a), 4.2(b), 4.3(b), 4.3(c), 4.4(c) and 10.1(a) are missing schedules, attachments or exhibits. We also note that Exhibits 10.4(b), 10.5(b), 10.7(c), and 10.8(b) to the Form 10-K filed on March 30, 2009, and Exhibit 10.6(b) to the Form 10-K filed on March 15, 2010 are also missing exhibits, schedules and/or attachments. Please confirm that you will file these exhibits in their entirety with your next periodic report.
We have reviewed the Exhibits identified by the Staff and certain of those Exhibits are not missing any schedules, attachments or exhibits. In particular, we note that Exhibits 10.4(b), 10.5(b), 10.7(c) and 10.8(b) to the Form 10-K filed on March 30, 2009, and Exhibit 10.6(b) to the Form 10-K filed on March 15, 2010, are amendments to employment agreements and the attachment referenced in each such amendment is a reference to an attachment to the original employment agreement. That attachment was previously filed with the original employment agreement. There was no attachment to the employment agreement amendments themselves.
With respect to Exhibit 10.1(a) to the Form 10-K, we believe that such agreement should have been properly filed pursuant to Item 601(b)(2) of Regulation S-K. Accordingly, in the Exhibit Index to our Form 10-K for the year ending December 31, 2011, we will re-designate the agreement as being filed pursuant to Item 601(b)(2) of Regulation S-K, and we will not file the exhibits, schedules and/or attachments to such agreement because they do not contain information which is material and which is not otherwise disclosed in the agreement.

With respect to the remaining Exhibits identified by the Staff, we do not believe that the omitted schedules, attachments or exhibits are material to investors. In reaching that conclusion, we evaluated whether the specific schedules, attachments or exhibits would be considered significant to a reasonable investor or significantly alter the “total mix” of information available to investors. See TSC Indus., Inc. v. Northway, Inc., 426 U.S. 438 (1976) and Basic Inc. v. Levinson, 485 U.S. 224 (1988). Given that the omitted schedules, attachments and exhibits are not material, we believe there is no benefit to investors for the Company to file these remaining Exhibits in their entirety with its next periodic report. Accordingly, we do not intend to refile these Exhibits in their entirety, but we note the Staff’s comment and will in the future include all schedules, attachments and exhibits to the Exhibits we file with our reports, except as permitted under Item 601(b)(2) of Regulation S-K.
We acknowledge that:
•	We are responsible for the adequacy and accuracy of the required disclosure in the relevant filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact George Van Kula, Senior Vice President, General Counsel and Secretary (610-386-1540) or me (610-386-1584) if you have any questions.
Sincerely,

/s/ Theresa A. Balog

Theresa A. Balog
Vice President and Corporate Controller